 Exhibit 99.1

Enthusiast Gaming Hosts Largest Pocket Gamer Connects Event to Date

Sponsors included TikTok, Sandsoft Games, Digital Turbine, and Meta

LOS ANGELES, Jan. 31, 2023 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, is pleased to announce that its most recent event, Pocket Gamer Connects (“PGC”) London, drew record attendees.

This show marked the 37th installment over 10 years of PGC events across the globe and surpassed all previous shows on a number of key metrics. Last week at PGC London, a record 2,600 attendees representing more than 1,200 companies from 65 countries and six continents connected on various topics from across the gaming industry.

The event coordinated more than 10,000 meetings amongst attendees and over 280 of the gaming industry’s thought leaders shared their insights on the most relevant topics in gaming during the event’s panel discussions and presentations. Key sponsors of the event included TikTok, Sandsoft Games, Digital Turbine, Xsolla, Meta, and Facebook Gaming. Companies represented by featured speakers and panelists included AppLovin, AWS, EA, Google, Supercell, United Airlines, and Unity, amongst others.

“Pocket Gamer Connects is the leading venue for game publishers, developers, and industry participants to come together to learn, share, and grow the business of gaming,” said Bill Karamouzis, President of Enthusiast Gaming. “We are proud of our PGC teams for delivering another record event and look forward to bringing the games industry together at future PGC events this year in Seattle, Toronto, Helsinki, Jordan, and more.”

More information on PGC events can be found at www.pgconnects.com.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:

Eric Bernofsky, Chief Corporate Officer

investor@enthusiastgaming.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s future PGC events.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax, and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties, and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.